8-66813



07003436

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JANE STREET OPTIONS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 2102
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Granieri (212) 651-6070
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

JANE STREET OPTIONS, LLC

CONTENTS
December 31, 2006



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
199
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Member of
Jane Street Options, LLC

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") (a wholly owned subsidiary of Jane Street Holding, LLC) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Options, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 13,382
Securities Owned, at market value	25,991,205
Total Assets	$26,004,587
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$21,377,463
Due to broker	4,167,824
Due to Parent	120,462
Due to affiliates	9,647
Accrued expenses and other liabilities	28,699
Total liabilities	25,704,095
Member's Equity	300,492
Total Liabilities and Member's Equity	$26,004,587

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is a subsidiary of Jane Street Holding, LLC (the "Parent"). The Company is a registered broker-dealer in options, securities and commodities under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board of Options Exchange ("CBOE").

2. SIGNIFICANT ACCOUNTING POLICIES:

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Securities owned and securities sold, not yet purchased, are valued at their last sale on their primary exchange. All resulting unrealized gains and losses are reflected in Member's equity.

In the course of its normal trading activities, the Company effects transactions in securities sold, not yet purchased, which involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition.

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the Member.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$16,962,256	$12,840,750
Options	9,028,949	8,536,713
	$25,991,205	$21,377,463

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2006. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2006.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices which differ from the market value reflected on the statement of financial condition.

4. DUE TO BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker. At December 31, 2006, all of the securities owned and the amount due to broker reflected in the statement of financial condition are security positions with and amounts due to this clearing broker. The securities serve as collateral for the liability due to broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral.

Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

5. RELATED PARTY TRANSACTIONS:

The Parent and certain of the Company's affiliates provide services and office space, and pay certain operating expenses on behalf of the Company.

6. REGULATORY REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital, equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $246,500, which is an amount based on market-maker activity. At December 31, 2006, the Company had net capital of $300,492, which exceeds the requirement of $246,500 by $53,992.

7. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at market value and any changes in market value are reflected in net income from principal transactions in securities.

8 SUBSEQUENT EVENT:

On January 29, 2007, the Parent contributed $120,462 to the Company.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Jane Street Options, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Jane Street Options, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602

TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

END

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com